Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February, 2010	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99

Natuzzi S.p.A Announces the 2010 Goals

SANTERAMO, Italy--(BUSINESS WIRE)--February 11, 2010--The Board of directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”), a world leading furniture Company, today announced that it has approved the Company’s 2010 strategic and financial plan.

The Company’s 2010 goals are as follows:

  Total Net Sales of approximately € 600 million
  Return to a positive EBIT margin

Natuzzi’s Board of Directors has approved the 2010 Budget, which reflects the current financial and economic uncertainty, but also incorporates the improvement in total net sales and order flow during the last few months. This new 2010 budget will substitute the previous 3-Year Business Plan which was approved at the end of 2008.

The target 2010 forecast of Total Net Sales of approximately € 600 million, (a 17% increase as compared to 2009) and a return to a positive EBIT margin, is expected to be achieved through the Company’s Brands:

Natuzzi, an aspirational brand characterized by Italian design, quality and lifestyle sold through retail channel company-owned and franchises (B2C); Italsofa, a young-living brand characterized by modern and innovative style also sold through retail channel company-owned and franchises (B2C); and Editions, a new trademark, successfully presented at the January 2010 International Cologne fair, with a complete collection targeted to all consumers and classes of trade, sold through the wholesale channel (B2B). The Editions project has been created to regain market share, through the development of products with innovative design created by the Natuzzi Style Centre, and to serve the needs of the Wholesale market, that has always represented a fundamental part of the Natuzzi Business.

The 2010 forecasted Total Net Sales growth will be executed with strict control over operating costs, and therefore involves the continuation of the efficiency processes and containment costs that the Company instituted during the last year.

The Natuzzi Group, moreover, is working with the local and national institutions in order to safeguard both the local employment and the Company’s competitiveness.

Pasquale Natuzzi; Chairman, CEO of the Natuzzi Group commented: “The ambitious 2010 goals are taking into consideration the persistent challenging economic environment, but also the internal Group improvement that began recently. Considering the uncertainty in the market, we have planned to periodically evaluate and fine tune our long term objectives in order to incorporate any potential changes in the environment.” – Pasquale Natuzzi continued - “Lastly, I want to emphasize the strength of the Editions project, that will be one of the engines of our future growth, that will leverage our experienced, creative team as well as our production and commercial Group structures.”

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With 2008 consolidated revenues of EUR 666,0 million on, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under two brands, Natuzzi and Italsofa.

Cutting-edge design, superior Italian craftsmanship, and advanced, vertically integrated manufacturing operations underpin the Company's market leadership.

Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Forward looking statement

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

CONTACT:
Natuzzi
Investor Relations
Silvia Di Rosa, +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi
Media Relations
Paola Peretti, +39 334 63 09 967
pperetti@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	February 11, 2010	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi